T 604.682.370 F 604.682.3600	Suite 400, 455 Granville Vancouver, BC StreetV6C 1T1	ir@avino.com www.avino.com

January 28, 2010	TSX-V: ASM
U.S. OTC BB: ASGMF Berlin & FSE: GV6

SAN GONZALO – BULK SAMPLING UPDATE

Avino Silver & Gold Mines Ltd. (the "Company") is pleased to provide the following update on the San Gonzalo bulk sampling program. A significant milestone was achieved yesterday with the acceptance of the power proposal provided by Comision Federal de Electricidad (CFE). Plans are in place to have the power transmission lines reconnected in the first week of February in order to service the 250tpd milling operation.

Testing all the processing equipment on a dry run basis will commence shortly to test all electrical and mechanical equipment for deficiencies and assess and correct as necessary the mills operation prior to testing with actual feed.   The plan is to process stockpiled ore from past years for commissioning.  Flotation tests on sample material is currently taking place at lab facilities of SGS in Durango; results are pending.

DMG, the mining contractor, has made good progress to date on the ramp and decline to intersect the San Gonzalo vein. As of January 25th, an advance of 58 meters from the portal entrance has been completed with approximately 204 meters to go.   At the current rate we expect to reach our target by approximately the end of March.

Construction of the mine office, mechanical shop, the fuel storage and the related containment structure near the entrance to the decline were started last month and should be completed within the next two weeks.

Key personnel hired since our last news release includes a Mining Engineer whose responsibility will be to monitor the ongoing development of the mine and the Mining Contractor.  We expect to have a Plant Manager and assayer within the next two months.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.